FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of July 2002.
Total number of pages:  5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated July 29, 2002 announcing NTT DoCoMo’s decision to repurchase its own shares. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on July 29, 2002.

2.
Press release dated July 30, 2002 announcing the results NTT DoCoMo’s repurchase of its own shares. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on July 30, 2002.

Documents not attached hereto:

Annual Securities Report filed on June 21, 2002 with the Director of the Kanto Local Finance Bureau of Japan and provided to the Tokyo Stock Exchange. This Annual Securities Report is prepared in accordance with and filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, the Report of the Registrant’s Japanese Auditors and consolidated financial statements, prepared in accordance with generally accepted accounting principles in Japan, for the fiscal year ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: July 30, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

July 29, 2002

NTT DoCoMo, Inc

Notice of Share Repurchase through ToSTNeT-2

We hereby inform you that NTT DoCoMo, Inc. (hereinafter referred to as “DoCoMo”) determined to repurchase its shares as follows, pursuant to the provisions of Article 210 of the Japanese Commercial Code governing the repurchase of shares.

1. Method of repurchase:
DoCoMo will purchase its shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price orders) at 8:45 a.m. of July 30, 2002, at today’s TSE closing price, JPY 269,000. The trading system and trading hours shall not be changed to other systems and hours. This purchase order shall be made at this trading hour only.

2. Type of shares to be repurchased:	Shares of common stock of DoCoMo

3. Aggregate number of shares to be repurchased:	870,000 shares

(Note 1) The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions.

(Note 2) Repurchase will be made to the extent that sell orders will match the buy order.

4. Publication of the results of repurchase:	The results of the repurchase will be published after completion of the ToSTNeT-2 trades on July 30, 2002.

July 30, 2002

NTT DoCoMo, Inc

Notice of the Result of Share Repurchase through ToSTNeT-2

We hereby inform you that today NTT DoCoMo, Inc. (hereinafter refereed to as “DoCoMo”) repurchased its shares as follows, as noted in the notice of share repurchase announced yesterday, July 29, 2002.

1. Reason for the share repurchase:
DoCoMo repurchased its shares in order to transfer treasury shares to the shareholders of its regional subsidiaries (NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc.) in share exchanges through which the regional subsidiaries shall become wholly-owned subsidiaries of DoCoMo.

2. Type of shares repurchased:	Shares of common stock of DoCoMo

3. Aggregate number of shares repurchased:	796,746 shares

4. Repurchase price:	JPY 269,000

5. Date of repurchase:	July 30, 2002

6. Method of repurchase:	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price orders)